July 30, 2020

Re:	Global Blue Group Holding AG (the “Company”) Registration Statement on Form F-4, as amended
Filed February 24, 2020, June 19, 2020, July 8, 2020, July 17, 2020 and July 23, 2020 File No. 333-236581 (the “Registration Statement”)

Mr. Jeff Kauten

Staff Attorney, Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

cc: Ms. Christine Dietz

Dear Mr. Kauten:

This letter is sent in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated to us in its letter dated July 27, 2020.

We have copied the numbered comments from the Staff in bold text below, followed by the Company’s responses. Capitalized terms used in the Company’s responses below but otherwise not defined herein shall have the meanings given to such terms in the Registration Statement.

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1.

Please revise this risk factor to address how the sensitivities considered in the March 31, 2020 impairment analysis related to the current impact of COVID-19 may impact the risk for a potential impairment charge. Ensure your disclosures specifically address the fact that with only a nominal negative growth rate assumption your goodwill may be at risk of impairment. We refer to comment 2 in your response letter dated July 20, 2020.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-2-	July 30, 2020

Company Response: The Staff referred to the risk factor relating to Global Blue’s intangible assets being impaired, which is on page 66 of Amendment No. 4. In response to the Staff’s comment, attached are proposed revisions to this risk factor.

2.

Please revise here to include a discussion of the error in the March 31, 2020 financial statements and specifically address how the implementation of any new or improved controls may be impacted by such errors.

Company Response: In response to the Staff’s comment, attached are proposed changes to the risk factor relating to the Company’s internal accounting controls appearing on page 74 of Amendment Number 4. The Company will also include a new risk factor relating to the discovery of material weaknesses in the Company’s internal accounting controls in the Company’s next filing of an amendment to the Registration Statement.

3.	We note your revised disclosures in response to prior comment 2, 3 and 4. Please revise further to address the following:

a.	Include a discussion of the historical travel disruptions considered when determining the revenue growth rate assumptions as indicated in your response to prior comment 2;

b.

Disclose the percentage by which the recoverable amount of the CGUs would exceed the carrying amount of the CGUs if you assumed a negative 2.5% CAGR over the four-year period so it is clear that in a “severe downside case,” as you describe it, goodwill may be at risk of potential impairment. Refer to comment 3 in your July 20, 2020 letter; and

c.	Revise your reference to Note 26 here as it appears you intended to refer to Note 44.

Company Response: The Staff referred to Footnote 17 of the Company’s financial statements. In response to the Staff’s comments, attached are proposed changes to Footnote 17 of the Company’s financial statements on Pages F-52 and F-53 of Amendment No. 4.

As further information for the Staff, as indicated in our July 23, 2020 response letter, the Company had (as of the July 20, 2020 letter) provided the headroom by which the recoverable amount of the CGU less net debt exceeded the carrying value of the goodwill. In the letter dated July 23, 2020, the Company provided the recoverable amount for each of the CGUs relative to the carrying value (including goodwill) of the CGU. The Company has included the headroom based on the carrying value (including goodwill) in the amended F-pages, which explains the difference to those included in the July 20, 2020 letter. As detailed in the letter dated July 23, 2020, the headroom of the recoverable amount of the CGU to the carrying value (including goodwill) was 115% / 215% for TFSS / AVPS, respectively, in the central case. Running the downside (negative) growth sensitivity reduces the headroom to 24% / 27% for TFSS / AVPS, respectively.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-3-	July 30, 2020

4.

We note from your response to prior comment 2 that the most recent impairment test was performed as at March 31, 2020. Considering the significant declines in revenue subsequent to March 31, 2020 and expected declines for fiscal year 2021, please tell us how you determined that there was no indication of impairment such that an interim impairment analysis was not necessary subsequent to March 31. Refer to paragraphs 9-14 of IAS 36.

Company Response:

In response to the Staff’s comment, the Company notes that IAS 36 paragraph 9 indicates that an entity must assess at the end of each reporting period whether there is any indication that an impairment has occurred. As a Foreign Private Issuer, the Company currently prepares annual financial statements for the years ended March 31 and interim financial statements for the 6 months ended September 30. Given that an impairment test was performed on March 31, 2020, and that no subsequent reporting period has occurred between that date and the date of this comment letter, an interim analysis has not been prepared as the Company did not consider it to be required.

However, the Company acknowledges that the restated financial statements for the year ended March 31, 2020 will be issued in July 2020. The Company has not identified any new external or internal sources of information of the type described in IAS 36 paragraphs 12-14 that would lead management to believe that the assumptions utilized in the March 31, 2020 impairment test have deteriorated through the date of the restated financial statements. The Company notes that, while significant declines in revenue have occurred subsequent to March 31, 2020, the Company had already estimated, in its impairment testing, a decline for the financial year ending March 31, 2021 of 90% as compared to prior year. Additionally, actual costs incurred by the Company have been meaningfully lower than what was estimated in the analysis performed as of March 31, 2020, in part because of refinement and implementation of the cost savings plans detailed in the preliminary proxy statement/prospectus.

5.

You refer to April and May 2020 sales-in-stores totaling single-digit percentages of pre-pandemic levels. Please revise this disclosure to address the 96% decline in actual revenue in April and May as discussed on page 124. Also, provide similar information for June 2020 and clarify what this means in terms of the revenue trends you have experienced since year-end. Similar revisions should be made to your risk factors on page 52 and your MD&A Overview discussion.

Company Response: The Staff’s comment referred to the risk factor on page 52 of Amendment No. 4 and related MD&A discussion, and Note 44 on page F-88 of Amendment No. 4. In response to the Staff’s comment, attached are proposed changes to the risk factor on page 52 of Amendment No. 4, as well as similar changes to MD&A and Note 44.

Simpson Thacher & Bartlett LLP

Jeff Kauten	-4-	July 30, 2020

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We thank you for your consideration. Please do not hesitate to contact me if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

/s/ Michael Wolfson

Michael Wolfson

cc:	Far Point Acquisition Corporation

Global Blue Group Holding AG

Morgan, Lewis & Bockius LLP

Response to Comment 1

premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on Global Blue’s ability to secure external capital, continue Global Blue’s existing finance arrangements or refinance existing financing obligations could limit Global Blue’s liquidity, Global Blue’s financial flexibility or Global Blue’s cash flow and affect Global Blue’s ability to execute Global Blue’s strategic plans, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition.

Global Blue is exposed to interest rate risks.

Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2020, all of Global Blue’s interest-bearing loans carried floating interest rates. As of March 31, 2020, none of these loans were covered by interest rate swaps as the floating rate was below the minimum interest rate floor of 0%, which will also apply to borrowings under the New Facilities. Adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition. In addition, LIBOR and other “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could result in an increase of the interest payable on any of Global Blue’s debt linked to such a “benchmark.”

Global Blue is exposed to currency translation and transaction risk.

Global Blue is exposed to currency translation risk because its Group consolidated reporting currency is the Euro and hence fluctuations in foreign exchange rates impact the consolidation into Euro of foreign currency-denominated assets, liabilities and earnings. In addition, New Global Blue is exposed to foreign currency movements as a result of its share price being denominated in U.S. dollars versus New Global Blue’s reporting currency in Euro.

Global Blue’s main transaction risks arise from funding activities and transactions between Group entities with different functional currencies. Exposures are in the form of cash pools as well as intra-group trade payables and receivables. Global Blue’s largest exposures for the financial year ended March 31, 2020 were to the British pound, Swiss franc and Moroccan dirham. Volatility in these currencies may therefore impact Global Blue’s results of operations if not properly managed. Adverse currency movements could result in a material adverse effect on Global Blue’s business, results of operations and financial condition. See “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk.”

Global Blue’s consolidated financial statements include significant intangible assets which could be impaired.

Global Blue carries significant intangible assets on its balance sheet. As of March 31, 2020, the intangible assets on Global Blue’s balance sheet totalled €631.0 million, including €409.5 million in goodwill and €28.6 million in trademarks and customer relationships relating to the 2012 GB Acquisition.

Pursuant to current accounting rules, Global Blue is required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of Global Blue’s goodwill may no longer be recoverable and Global Blue would be required to record an impairment charge. The COVID-19 pandemic and its impact on the Company’s business was an impairment indicator that the Company assessed. See “—The COVID-19 pandemic has resulted in significantly decreased activity in the international travel and extra-regional shopping sectors and, as a result, has had a significant negative impact on Global Blue. The effects of COVID-19 are expected to continue to have a negative impact on Global Blue’s business, results of operations and financial condition until the pandemic and health concerns subside and the related preventative measures are lifted.” The Company assessed its goodwill for impairment as of the most recent reporting date of March 31, 2020, including analyses for the impact of COVID-19. The Company considered a sensitivity analysis that included a significant decline for revenue in the financial year ending March 31, 2021 (generally consistent with the recent months following the onset of the COVID-19 pandemic, as detailed in “Global Blue management’s discussion and analysis of financial condition and results of operations – COVID-19”), and a recovery profile such that, by the financial year ending March 31, 2025, revenue still would not have fully reached the actual reported revenue for the financial year ended March 31, 2020. This implies a nominal negative compound annual revenue growth rate over this period. The downside case resulted in no impairment, though minimal headroom. Should the impact of the COVID-19 pandemic on the Company’s revenue be more severe or of longer duration than assumed in the downside sensitivity, the goodwill balance may be at risk of impairment.

Other intangible assets, such as trademarks and customer relationships, are amortized on a yearly basis. However, if impairment indicators are present, Global Blue is required to test such intangible assets for impairment.

Risks Relating to the Business Combination

The Founder, officers and directors, and Third Point have agreed to vote their shares in favor of the Business Combination, regardless of how FPAC’s Public Stockholders vote.

In connection with the Business Combination, the Founder, officers and directors of FPAC, and Third Point have each agreed to vote their shares of FPAC Common Stock in favor of the Business Combination, and this agreement is not affected by FPAC’s board’s recommendation AGAINST the Business Combination. Currently, the Founder, the officers and directors of FPAC, and Third Point collectively own approximately 25% of the outstanding shares of FPAC Common Stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Founder, the officers and directors of FPAC, and Third Point agreed to vote their shares in accordance with the majority of the votes cast by FPAC’s Public Stockholders.

FPAC may not be able to complete the Business Combination or any other business combination within the prescribed time frame, in which case FPAC would cease all operations, except for the purpose of winding up and FPAC would redeem FPAC’s Public Shares and liquidate.

FPAC must complete an Initial Business Combination by September 14, 2020. FPAC may not be able to consummate the Business Combination or any other business combination by such date. If FPAC has not completed any Initial Business Combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of FPAC’s remaining stockholders and board of directors, dissolve and liquidate, subject in each case to FPAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

FPAC stockholders may be held liable for claims by third parties against FPAC to the extent of distributions received by them upon redemption of their shares in a liquidation.

If the Business Combination is not completed, then under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata

Response to Comment 2

If New Global Blue fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in New Global Blue’s financial and other public reporting, which would harm its business and the trading price of the New Global Blue Shares.

Effective internal controls over financial reporting are necessary for New Global Blue to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause New Global Blue to fail to meet its reporting obligations. Global Blue has identified certain material weaknesses in its internal control related to errors identified in the March 31, 2020 financial statements. See “—Global Blue has identified material weaknesses in its internal control over financial reporting. If Global Blue is unable to remediate these material weaknesses or otherwise fails to maintain an effective system of internal controls, New Global Blue may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and the price of New Global Blue Shares.” In addition, any testing by it conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by its independent registered public accounting firm, may reveal deficiencies in New Global Blue’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also subject New Global Blue to regulatory scrutiny and sanctions, impair its ability to raise revenue and cause investors to lose confidence in its reported financial information, which could have a negative effect on the trading price of New Global Blue Shares.

New Global Blue will be required to disclose changes made in its internal controls and procedures and its management will be required to assess the effectiveness of these controls annually. However, for as long as New Global Blue is an “emerging growth company” under the JOBS Act, its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of New Global Blue’s internal controls could detect problems that its management’s assessment might not. Undetected material weaknesses in New Global Blue’s internal controls could lead to financial statement restatements and require it to incur the expense of remediation.

New Global Blue will incur higher costs post-Business Combination as a result of being a public company.

New Global Blue will incur additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. New Global Blue will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. New Global Blue expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although New Global Blue is currently unable to estimate these costs with any degree of certainty. New Global Blue may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses. These laws and regulations could make it more difficult or costly for New Global Blue to obtain certain types of insurance, including director and officer liability insurance, and New Global Blue may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for New Global Blue to attract and retain qualified persons to serve on New Global Blue board of directors, board committees or as executive officers. Furthermore, if New Global Shares are listed on the NYSE and New Global Blue is unable to satisfy its obligations as a public company, it could be subject to delisting of the New Global Blue Shares, fines, sanctions and other regulatory action and potentially civil litigation.

Response to Comment 3

Goodwill

Management reviews the business performance based on a product perspective. TFSS & AVPS have been identified as the main product groups and the Group’s operating segments. Goodwill is monitored by the management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(€ thousands)	Restated
Goodwill	31 March 2020	31 March 2019	31 March 2018
TFSS	360,311	360,721	353,700
AVPS	49,200	50,669	50,197

Total	409,511	411,390	403,897

The recoverable amount of all Cash Generating Units (CGU) has been determined based on value-in-use calculations. These calculations utilized in the goodwill impairment analysis, at 31 March 2020, use pre-tax cash flow projections based on management’s current view, including an assessment of the impact of COVID-19 on the Company’s industry. As detailed in Note 44, the ultimate impact of COVID-19 on the Company cannot be accurately and reasonably quantified at this time.

Management determined forecasted revenue based on past performance and their current expectations of market development, specifically tourist arrivals (volume). The growth rates used are supported with the forecasts included in recent tourism industry reports.

The key assumptions used for the value-in-use calculations are as follows:

•	Pre-tax discount rate of 9.91% (8.78% in 2018/19, 7.44% in 2017/18), for both CGUs.

•

For the purpose of the goodwill impairment test, the Company assumed a COVID-19 impact on near-term industry volumes, followed by a recovery. In particular, it was assumed that depressed volumes experienced in April through to June 2020 would generally persist for most of the financial year ending 31 March 2021, resulting in revenue being down 90% compared to the prior year, with the associated flow-through to cash flows from the limited revenue and full fixed cost base (but without execution of any short- or longer-term cost measures, detailed in Note 44). A near total recovery to pre-COVID revenue levels was assumed for the financial year ending 31 March 2022, with full recovery in the subsequent three financial years. As such, this implies a compounded average revenue growth (”CAGR”) over the five-year period of 6.3% (5.2% in 2018/19).

•

When considering the severity and duration of the assumptions for the first two financial years after March 31, 2020, the Company considered historical travel disruptions (e.g., natural disasters, terrorist attacks, civil unrest, and public health issues like SARS and MERS), as well as the information available regarding the potential impacts of COVID-19.

•

In all historical disruptions, growth resumed and revenues recovered to pre-disruption levels, as a result of a normalization of travel demand and longer-term structural growth drivers. In these prior travel disruptions, the recovery usually occurred within months or quarters. In recognition that the COVID-19 pandemic is more severe than these precedents, management assumed both a longer recovery period (i.e., more than one year) and a larger impact to near-term cash flows as compared with these precedents.

•

To contextualize the abovementioned five-year CAGR, this remains less than the revenue CAGR for the Company for the past decade pre-COVID of more than 10%, despite the period witnessing a wide range of travel disruptions, such as MERS, wave of terrorist attacks across Europe (e.g., Bataclan attack in Paris, Brussels airport/metro bombing, Barcelona and Cambril train station attack, Berlin Christmas Market attack, and Nice truck attack), French Yellow Jacket protests, and Icelandic volcano eruption.

•

As noted above, the analysis excludes the execution of any short- or longer-term cost measures, i.e. assumes all existing fixed costs remained in place notwithstanding downside revenue assumptions. The decision not to include these was because longer-term measures, as well as the phasing from short-term to long-term measures, had not been finalized.

•	After the business plan period, an assumed long-term growth rate of 2% (2% in 2018/19, 2% in 2017/18).

Though the TFSS and AVPS segments offer different solutions, the underlying driver of both is international travel and extra-regional transactions. As such, the same key assumptions have been applied to both CGUs.

The calculations and the cash flow projections are stress-tested using a sensitivity analysis; such analysis is a key element when there are changes to the circumstances, such as the ongoing impact of COVID-19. Changes of the parameters, including, for example, (i) a 5-percentage point increase in the discount rate or (ii) a revenue decline (detailed below), would not result in an impairment given the significant headroom.

The downside revenue sensitivity analysis included the assumption of a 90% year-over-year decline for revenue in the financial year ending March 31, 2021. Thereafter, the sensitivity assumed (i) near total recovery to pre COVID-19 levels in the financial year ended March 31, 2022 such that revenue is 5% below that of the financial year ended March 31, 2020 (recovery reflecting “pent-up” travel demand assumption) followed by (ii) 2.5% revenue decline per annum for the following three years (these being the sensitized years). Consequently, revenue, as of the financial year ending March 31, 2025, would still be 10% below the actual reported revenue for the financial year ended March 31, 2020, which compares to the central case above where revenue, in the financial year ended March 31, 2025, is 35% above of that of the financial year ended March 31, 2020 (based on the 6.3% CAGR of the above central case). In aggregate, this implies a negative 2.5% revenue CAGR over the period. In this downside case, the goodwill was still not impaired, with the recoverable amount exceeding the carrying value (including goodwill) by 24% / 27% for TFSS / AVPS, respectively.

Trademarks

Trademarks were classified as intangible assets with a definite useful life. The fair value of trademarks in the PPA is determined by calculating its value-in-use, being “Relief from Royalty” method for the asset. The net book value as of 31 March 2020 was EUR 28.6m (EUR 31.0m as of 31 March 2019, EUR 33.2m as of 31 March 2018).

No impairment tests have been performed for Trademarks as there were no indications of impairment.

The assets will be fully amortised by July 2032.

Customer Relationships

As part of business combinations in 2013 and 2016 new intangibles were identified and are collectively defined as customer relationship contracts with a net book value as of 31 March 2020 of EUR 123.6m (EUR 194.9m as of 31 March 2019, EUR 263.9m as of 31 March 2018). The customer relationships have been split across the operating segments:

(€ thousands)
Customer relationships	31 March 2020	31 March 2019	31 March 2018	PPA initial valuation
TFSS	117,479	181,824	246,169	610,789
AVPS	6,113	13,083	17,776	44,256

Total	123,592	194,907	263,945	655,045

Response to Comment 5

recent results of operations and financial condition, consistent with the risks discussed under “—Global Blue’s business is highly dependent on international travel, which may be adversely affected by regional or global circumstances or travel restrictions” and “—Global Blue’s business is dependent on the overall level of consumer spending, which is affected by general economic conditions and spending patterns.” The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s Sales-in-Stores (“SiS”) in April, May, and June was down 96%, 96%, and 93% as compared with the respective months in the prior year (on an unaudited basis and also relative to the respective months in the prior year). Monthly revenues (on an unaudited basis and also relative to the respective months in the prior year) were also down 95%, 96%, and 86%, respectively. In the three months since the beginning of the current financial year, SiS is down 95% and revenue is down 92% (on an unaudited basis and also relative to the respective months in the prior year). Beginning in July, European countries have begun to reopen borders to the majority of the Schengen area and select non-Schengen countries. However, there can be no assurance that these border reopenings will not be reversed in response to a resurgence in COVID-19 outbreaks. As shops reopen and international travel resumes over time, management anticipates that Global Blue’s performance may improve accordingly.

The discussion of historical performance, as presented under “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” is presented up to March 31, 2020 and, as a result, only reflects the initial impact from the COVID-19 pandemic, which started to affect Global Blue’s business from February 2020. Accordingly, key financial metrics such as SiS, revenue and Adjusted EBITDA growth for the financial year ended March 31, 2020 are not reflective of the annual results expected for the financial year ending March 31, 2021 or any future periods. Global Blue’s management expects that the pandemic will have negative consequences on Global Blue’s results of operations, cash flows and financial position as of and for the financial year ending March 31, 2021. However, given the global and evolving nature of the pandemic, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately and reasonably quantified at this time.

Depending on jurisdiction, Global Blue has furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes are available, Global Blue has required personnel to take their (partially paid or unpaid) leave or has reduced its workforce. Moreover, members of senior management have agreed to temporary salary cuts. These personnel decisions vary based on function, country, and seniority. In addition, some governments have also approved tax holidays, allowing companies to postpone certain tax payments. Governments are continuously refining, expanding and/or clarifying their respective schemes, meaning that the exact benefits to the business community, including Global Blue, are evolving. Global Blue will implement extensions of furlough and/or partial employment schemes where longer-term government support are available and a workforce reduction where no meaningful support schemes are available.

In addition to the primary impacts discussed above, the COVID-19 pandemic could have a wide range of negative secondary impacts on Global Blue. For instance, merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, as discussed under “Global Blue is subject to counterparty risk and credit risk,” which could negatively impact Global Blue’s business, results of operations, and financial condition, although to date, any such impacts have been immaterial in the context of Global Blue’s financial condition. Global Blue only pays the revenue share to merchants after having collected the receivables, thereby reducing the net exposure. Separately, as the pandemic subsides and related preventative measures are lifted, international shoppers’ continuing health concerns could potentially outweigh pent-up travel and shopping demand, which in turn would depress demand for travel and tax free shopping. Similarly, international shoppers’ demand could also be reduced should the number of airlines or operated routes not increase to levels seen before the pandemic. In addition, any

53

GLOBAL BLUE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of Global Blue’s cash position, results of operations and financial condition contains forward-looking statements that involve risks and uncertainties and should be read together with the selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination, Global Blue’s audited consolidated financial statements as of and for the financial year ended March 31, 2020, 2019 and 2018. These are derived from Global Blue’s financial statements, included elsewhere in this proxy statement/prospectus. Global Blue’s historical audited consolidated financial statements for the year ended March 31, 2020 have been restated. See Note 1 to Global Blue’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Global Blue’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB) (“IFRS”).

Global Blue’s actual results could differ materially from those that Global Blue discusses in these forward-looking statements. Investors should read “Forward-Looking Statements” for a discussion of the risks and uncertainties related to those statements. Investors should also read “Risk Factors” for a discussion of certain factors that may affect Global Blue’s business, results of operations and financial condition.

Overview

Global Blue serves as a strategic technology and payments partner to merchants, allowing Global Blue to benefit from the structural growth of the number of international shoppers, which has been driven by multiple long-term macroeconomic tailwinds. Global Blue established the concept of TFS in Sweden in 1980 and has emerged as both a global leader (based on its share of the TFS segment) and a pioneer in technology for TFS. Global Blue also offers AVPS, including DCC, for which Global Blue is a leading provider. As of March 31, 2020, Global Blue operated across more than 50 countries. For the financial year ended March 31, 2020, Global Blue enabled approximately 29 million international shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through both TFS and AVPS, facilitating 66 million transactions amounting to 22.9 billion per year (for the financial year ended March 31, 2020) and delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and tax authorities.

COVID-19

A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale. See also “Risk Factors—Risks Relating to Global Blue—Risks Related to Global Blue’s Industry, Business and the Regulatory Environment—The COVID-19 pandemic has resulted in significantly decreased activity in the international travel and extra-regional shopping sectors and, as a result, has had a significant negative impact on Global Blue. The effects of COVID-19 are expected to continue to have a negative impact on Global Blue’s business, results of operations and financial condition until the pandemic and health concerns subside and the related preventative measures are lifted.”

The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s Sales-in-Stores (“SiS”) in April, May, and June was down 96%, 96%, and 93% as compared with the respective months in the prior year (on an unaudited basis and also relative to the respective months in the prior year). Monthly revenues (on an unaudited basis and also relative to the respective months in the prior year) were also down 95%, 96%, and 86%, respectively. In the three months since the beginning of the current financial year, SiS is down 95% and revenue is down 92% (on an unaudited basis and also relative to the respective months in the prior year). Beginning in July, European countries have begun to reopen borders to the majority of the Schengen area and select non-Schengen countries. However, there can be no assurance that these border reopenings will not be reversed in response to a resurgence in COVID-19 outbreaks. As shops reopen and international travel resumes over time, management anticipates that Global Blue’s performance may improve accordingly.

The discussion of historical performance, as presented under “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” is presented up to March 31, 2020 and, as a result, only reflects the initial impact from the COVID-19 pandemic, which started to affect our business from February 2020. Accordingly, key financial metrics such as SiS, revenue and Adjusted EBITDA growth for the financial year ended March 31, 2020 are not reflective of the annual results expected for the financial year ending March 31, 2021 or any future periods. Global Blue’s management expects that the pandemic will have negative consequences on Global Blue’s results of operations, cash flows and financial position as of and for the financial year ending March 31, 2021. However, given the global and evolving nature of the pandemic, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately and reasonably quantified at this time.

Previous contagious disease outbreaks, such as the SARS outbreak in 2003 and MERS in 2015, have historically temporarily curtailed, to varying degrees, international travel, with growth recovering afterwards to pre-pandemic levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds. Although the COVID-19 pandemic is more significant both in scale and the global preventative response thereto than previous contagious disease outbreaks and other previous travel disruptions, other travel disruptions (e.g., natural disasters, terrorist attacks, and civil unrest) have negatively impacted Global Blue’s results of operations during the affected period, with the effects subsiding and reversing after the disruptions and their related effects end. Notwithstanding the foregoing, given the global and evolving nature of the pandemic, Global Blue cannot predict when the impacts of the pandemic will subside or how quickly thereafter international travel, consumer spending, and demand for tax free shopping and Global Blue services will return to pre-pandemic levels.

As a consequence, Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures include the following impacts to personnel and non-personnel costs:

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Personnel costs: Depending on the jurisdiction, Global Blue has furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes are available, Global Blue has required personnel to take (partially paid or unpaid) leave or is reducing its workforce. These personnel decisions vary based on function, country, and seniority. In addition, members of senior management have agreed to temporary salary cuts.

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Non-personnel costs: Global Blue has renegotiated contracts with business partners, and reduced local-level third-party employment or advisory services. Global Blue has also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue has adhered to any tax holidays provided by relevant governments, allowing the Group to postpone certain tax payments.

As of June 30, 2020, management estimates that as a result of these short-term measures, average monthly cash expenditures (comprised of fixed operating expenses, capital expenditure, cash taxes, cash interest, and lease payments) of approximately €20 million were reduced by more than 40% to approximately €12 million since implementation beginning in April.

Related to the MEP implemented as part of the 2012 acquisition by funds advised by Silver Lake and Partners Group, the Global Blue Equity Plan Employee Trust (‘the Trust’) repurchased equity from leaving managers, as approved by the Board of Managers of the General Partner of Global Blue Management & Co S.C.A. in each case. The Board of Managers has the right, but not the obligation, to repurchase any securities issued by Global Blue Management & Co S.C.A. from leaving managers. The Trust holds the remaining shares as a trustee on behalf of the beneficiaries of the Trust.

The Executive Committee and Senior Management of the Group are offered to participate in the Management Equity Plan (MEP), allowing the members of these plans to invest in the equity of the Group. The first level managers are offered to invest into Global Blue Management & Co S.C.A. The senior managers are offered to invest through the Trust which is consolidated in the financial statements of the Company. Under both plans, the price paid for the shares equals the grant date fair value of the share. At a specified exit event (e.g. a listing or 3rd party sale), the members will sell back the shares to the Trust at fair value. The Managers are restricted from transferring or selling their shares before an exit event.

The managers share plans are cash-settled share-based payment arrangements in the scope of IFRS 2 “Share-based payment” due to the terms and conditions of the plan. The portion of the fair value of cash-settled share-based payment is recognised as an expense under functional costs items and is also reported as a liability. The fair value is recalculated on each reporting date until the end of the performance period. Any change in the fair value of the obligation is recognised (pro rata temporis) under “Exceptional items” (reference is made to Notes 10, 26 and 33).

NOTE 43	Shareholders of Global Blue Group AG

	Shareholders of Global Blue Group AG		Shareholders of Global Blue Group AG		Shareholders of Global Blue Group AG
	31 March 2020		31 March 2019		31 March 2018
Number of	Ordinary shares	Management share	Ordinary shares	Management share	Ordinary shares	Management share
Global Blue Holding LP	40,000,000	—	40,000,000	—	40,000,000	—

Total	40,000,000	—	40,000,000	—	40,000,000	—

NOTE 44	COVID-19 Considerations

On 11 March 2020, the World Health Organization recognized a novel strain of coronavirus (with the resulting illness referred to as COVID-19) as a pandemic.

Governments of many countries, regions, states and cities have taken preventative measures to try to contain the spread of the coronavirus. These measures have included imposing restrictions on international travel and closing borders to all non-essential travel, business closures and social distancing. Additionally, many businesses have voluntarily chosen or been mandated to temporarily close their operations and limit business-related travel, and individuals have decided to postpone or cancel leisure travel on an unprecedented scale. Collectively, these measures have severely curtailed international travel and diminished the level of economic activity around the world, including in the international travel and extra-regional shopping sectors.

Impact on Global Blue

The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s Sales-in-Stores (“SiS”) in April, May, and June was down 96%, 96%, and 93% as compared with the respective months in the prior year (on an unaudited basis and also relative to the respective months in the prior year). Monthly revenues (on an unaudited basis and also relative to the respective months in the prior year) were also down 95%, 96%, and 86%, respectively. In the three months since the beginning of the current financial year, SiS is down 95% and revenue is down 92% (on an unaudited basis and also relative to the respective months in the prior year). Beginning in July, European countries have begun to reopen borders to the majority of the Schengen area and select non-Schengen countries. However, there can be no assurance that these border reopenings will not be reversed in response to a resurgence in COVID-19 outbreaks. As shops reopen and international travel resumes over time, management anticipates that Global Blue’s performance may improve accordingly.

The COVID-19 pandemic could have a wide range of negative secondary impacts on Global Blue. For instance, merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, which could negatively impact Global Blue, although to date, any such issues have been immaterial. Separately, as the pandemic subsides and related preventative measures are lifted, international shoppers’ continuing health concerns could potentially outweigh pent-up travel and shopping demand, which in turn would depress demand for travel and tax free shopping. A deterioration of market conditions may also slow down or reverse the growth of the middle class in emerging markets, which could in turn reduce international travel and extra-regional shopping spend. Similarly, international shoppers’ demand could also be reduced should the number of airlines or operated routes not increase to levels seen before the pandemic. A materialization of any of the above could significantly impact Global Blue’s business, results of operations and financial condition. Global Blue cannot predict when the impacts of the pandemic will subside or how quickly thereafter international travel, consumer spending and demand for TFSS and Global Blue services will return to pre-pandemic levels.

Global Blue management assesses that the main financial statements areas subject to accounting estimates and judgments as of the balance sheet date that might be impacted by the uncertainty associated with the impact of COVID-19 conditions are the following: recoverability of tangible and intangible assets, realizability of deferred tax assets, compliance with loans and borrowings covenants, Share based payments, Leases, Post-employment benefits, recoverability of trade receivables, Accrued liabilities in relation to the personnel.

Liquidity Considerations

In addition to the Cash and Cash Equivalents balance of EUR226.1m as at 31 March 2020, the Company also drew down EUR79 million in April 2020 of its existing revolving credit facility (referred to in Note 27). This was a precautionary measure without specific use of the cash proceeds, which continue to be held on our balance sheet.

As of 31 July 2020, management estimates that as a result of short-term measures, average monthly cash expenditures (comprised of fixed operating expenses, capital expenditure, cash taxes, cash interest, and lease payments) of approximately EUR20m were reduced by more than 40% to approximately EUR12m since implementation on 1 April 2020. These short-term measures included a wide range of measures related to personnel and non-personnel costs. For example, on personnel costs, Global Blue has furloughed staff or has reduced working hours and, in parallel, has applied for government employee salary support schemes where available. Regarding non-personnel costs, Global Blue prohibited non essential business-related travel, reduced promotional activities postponed non-strategic new technology expenditures, and renegotiated contracts with business partners.

These short-term measures constitute the first phase of cash expenditure reductions, calibrated for April 2020 through June 2020. Global Blue is implementing the next phase of reductions in cash expenditures, which would enable the Group to operate longer-term with a materially lower cost structure. For personnel, Global Blue is implementing extensions of furlough / partial employment schemes where longer-term government support is available and a workforce reduction where no meaningful support schemes are available; while, for non-personnel, Global Blue expects to continue certain of the short-term measures.

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